Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AMCI Acquisition Corp. II (the “Company”) on Amendment No. 1 to Form S-1 File No. 333-253107 of our report dated February 12, 2021,which includes an explanatory paragraph as to the Company’s ability to going concern, with respect to our audit of the financial statements of AMCI Acquisition Corp. II as of January 29, 2021 and for the period from January 28, 2021 (commencement of operations) through January 29, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

March 15, 2021